UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-293463

DATASEA INTELLIGENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Datasea Intelligent Technology Ltd. is furnishing this Form 6-K to provide the unaudited consolidated financial statements as of June 30, 2026 and 2025 and for the fiscal years ended June 30, 2026 and 2025.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements as of June 30, 2026 and 2025 and for the Fiscal Year Ended June 30, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 2, 2026

Datasea Intelligent Technology Ltd.

/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer